EXHIBIT 99.1

Interim Results for the Period Ended 30 September 2016

HAMILTON, Bermuda, Nov. 30, 2016 (GLOBE NEWSWIRE) -- Highlights

  Golar LNG Partners LP ("Golar Partners" or "the Partnership") reports net income attributable to unit holders of $56.0 million and operating income of $71.6 million for the third quarter of 2016.
  Generated distributable cash flow of $55.1 million1 for the third quarter with a distribution coverage ratio of 1.371.
  Subsequent to quarter end, Golar LNG Limited ("Golar") agreed to reset its existing Golar Partners Incentive Distribution Rights ("IDRs") in return for additional common and general partner units and a new class of IDRs.

Financial Results Overview

Golar LNG Partners LP reports net income attributable to unit holders of $56.0 million and operating income of $71.6 million for the third quarter of 2016 ("the third quarter" or "3Q"), as compared to net income attributable to unit holders of $28.0 million and operating income of $66.9 million for the second quarter ("the second quarter" or "2Q") and net income attributable to unit holders of $32.7 million and operating income of $71.7 million for the third quarter of 2015.

(USD '000)	Q3 2016	Q2 2016	Q3 2015
Total Operating Revenues	113,839	111,752	114,133
Adjusted EBITDA[2]	96,885	91,744	94,965
Operating Income	71,611	66,876	71,721
Interest Income	1,199	603	281
Interest Expense	(15,569)	(14,577)	(14,190)
Other Financial Items	6,866	(15,571)	(19,045)
Taxes	(4,573)	(6,013)	(3,542)
Net Income attributable to Golar LNG Partners LP Owners	55,996	27,982	32,668
Net Debt[3] (excludes Golar Tundra)	1,305,005	1,321,939	1,262,329

Total operating revenues increased from $111.8 million in the second quarter to $113.8 million in the third quarter. The $2.0 million increase is principally due to an additional calendar day in the quarter as well as a positive effect of time charter rate operating expense element escalation for certain vessels. An increase in revenue in respect of the Golar Maria, which was on hire for the duration of 3Q having incurred 5 days of her scheduled drydocking in 2Q, was offset by 4 days of unscheduled off-hire for the FSRU Golar Spirit.

Vessel operating expenses at $13.4 million were significantly lower than the second quarter cost of $16.9 million. Close to half of the $3.5 million reduction can be attributed to a normalization of repairs and maintenance costs for the Nusantara Regas Satu.  This FSRU completed its annual maintenance window during 2Q - a maintenance window being a part-proxy for drydocking which this vessel has been designed to avoid for the life of its current charter. The balance of the decrease mainly reflects reduced levels of operations aboard two of the FSRUs resulting in some operating cost savings together with other general savings across the fleet.

Administration costs increased $0.6 million from $1.7 million in 2Q to $2.3 million in the third quarter. The increase primarily reflects the effect of additional activity, and in particular, commercial activity incurred in connection with re-contracting efforts in respect of the Partnership's vessels, including the Golar Mazo, Golar Grand and Golar Maria.

Interest expense at $15.6 million for the third quarter was higher than the second quarter cost of $14.6 million. A full quarter's interest expense was incurred on approximately $94 million of additional debt drawn to provide part of the funding for the Golar Tundra acquisition offset in part by lower debt as a result of $24.9 million of debt principal repayment.

Other financial items resulted in a gain of $6.9 million for 3Q compared to a $15.6 million loss in 2Q. Non-cash mark-to-market gains on interest rate swaps, following increases in swap rates during the quarter, contributed $10.9 million to the 3Q gain compared to a 2Q loss of $7.14 million. Having recognised a substantial charge for deferred finance costs written off in respect of four facilities refinanced by the new $800.0 million facility in 2Q, deferred finance costs reverted to normalized levels in 3Q.

A lower tax charge in 3Q of $4.6 million compared with $6.0 million in 2Q is the result of a reduced Indonesian tax charge in relation to the Nusantara Regas Satu.

Additional revenues, reduced operating costs and a lower tax charge, offset to some extent by a higher net interest expense and administrative costs, resulted in a 3Q distributable cash flow1 of $55.1 million compared to $47.9 million in the second quarter. The distribution coverage ratio1 improved accordingly from 1.25 to 1.37 in 3Q.

The FSRU Golar Tundra, acquired on May 23 and chartered to West Africa Gas Limited ("WAGL") is yet to commence operations off the coast of Ghana. Until it does, Golar will continue to consolidate Tundra Corp, the disponent owner and operator of the Golar Tundra and the earnings and net assets of Tundra Corp will not be reflected in the Partnership's financial statements.

Acquisitions

The FSRU Golar Tundra remains at anchor off the coast of Ghana. On October 19, Charterers, West Africa Gas Limited ("WAGL") received parliamentary approval for their 10-year gas sales agreement with the government of Ghana. Golar have commenced legal proceedings in order to collect amounts due under the charter. The legal case for recovery is strong. Dialogue does, however, continue with WAGL to find a mutually agreeable way forward that bridges the original and later required start dates. Also, Golar received the first payment from WAGL for amounts due under the charter on November 29, 2016. Until this has been fully resolved, the Partnership continues to receive a daily fee plus operating costs from Golar, of in aggregate approximately $2.6 million per month. Should the situation persevere beyond May 23, 2017, the Partnership will have the option to put the Golar Tundra back to Golar and therefore Golar will continue to consolidate the vessel as noted above.

On October 14 the Partnership entered into an agreement with Golar to exchange all of its existing IDRs for a new class of IDRs and up to 3,742,956 new common units and 76,387 general partner units. Of these new common and general partner units, 748,592 and 15,278 units respectively have been withheld and are subject to an earn-out provision. Assuming the Partnership has met its new minimum quarterly distribution of $0.5775 for each quarter up to and including the quarter ended September 30, 2017, half of these withheld units will be released to Golar. Provided that this minimum quarterly distribution is sustained for each of the four subsequent quarters ending September 30, 2018, the remaining 50% of these withheld units will be released to Golar. All of these earn-out units accrue distributions which will be paid to Golar in arrears upon satisfaction of the agreed earn-out terms.

As well as increasing the minimum quarterly distribution from $0.385 ($1.54 per annum) to $0.5775 ($2.31 per annum), the agreement also provides for a new and raised set of distribution "splits" or target distribution levels. The first target distribution level is $0.6641 ($2.66 per annum), the second target distribution level is $0.7219 ($2.89 per annum) and the third target distribution level (the "50% split") is $0.8663 ($3.47 per annum). The terms of the new IDRs are effective with respect to distributions for the quarter ended December 31, 2016, payable February 2017.

As at September 30, 2016 there were 62,336,335 units outstanding in the Partnership, of which 19,115,335 inclusive of General Partner units were owned by Golar. Following the IDR reset this increases to 65,391,808, of which 22,170,808, exclusive of earn-out units but including 1,318,517 General Partner units, are owned by Golar.

Corporate and Other Matters

On September 28 the Partnership held its Annual General Meeting of Limited Partners. At this meeting, Mr. Alf C. Thorkildsen was elected as a Class I Director for a three year term. Following the AGM Mr. Doug Arnell stepped down from his position as one of the General Partner's three appointed directors. Mr. Andrew Whalley, previously an elected director, was appointed to replace Mr. Arnell and Mr. Jeremy Kramer, formerly a Senior Portfolio Manager at Neuberger Berman was appointed by the remaining elected directors to replace Mr. Whalley as an elected director. Mr. Kramer will also serve on the Partnership's Conflicts Committee.

On October 25, 2016, Golar Partners declared an unchanged distribution for the third quarter of $0.5775 per unit. This distribution was paid on November 14, 2016 on total units of 65,391,808. Distributions in respect of the additional 763,870 earn-out units accrue but are as yet unpaid.

On November 21, 2016 Golar Partners announced that it had awarded 99,000 options to purchase Partnership common units to Directors and Management of the Partnership under the terms of the Partnership's Long Term Incentive Plan. The awarded options have an exercise price of $20.55 per unit, representing the closing price of the common units on November 17, 2016. The exercise price will be adjusted for each time the Partnership pays distributions. One third of recipients' allotted options will vest on November 18, 2017, the second third will vest one year later and the final third will vest on November 18, 2019. The option period is five years.

Operational Review

There were no dry-docks and there was no scheduled operational downtime during 3Q. The Golar Spirit did however require some unplanned maintenance during July and this resulted in 4 days off-hire for this vessel. There are no dry-docks planned for the fourth quarter. The short-term LNG carrier market has improved but not yet to a level that supports bringing the Golar Grand out of layup and into dry-dock. Long-lead items have however been ordered so that the vessel is in a position to commence its required dry-docking at relatively short notice.

Financing and Liquidity

As of September 30, 2016, the Partnership had cash and cash equivalents of $69.4 million and available and undrawn revolving credit facilities of approximately $25.0 million. Total debt and capital lease obligations net of total cash balances (net debt3) (excluding the Golar Tundra debt) was $1,305.0 million as of September 30, 2016.

Based on the above net debt3 amount and annualized4 third quarter 2016 adjusted EBITDA2, Golar Partners' net debt3 to adjusted EBITDA2 ratio was 3.4.

As of September 30, 2016, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,306 million (including swaps with a notional value of $312.8 million in connection with the Partnership's bonds) representing 100% of net debt3.

The average fixed interest rate of swaps related to bank debt is approximately1.72% with an average maturity of approximately 3.6 years as of September 30, 2016.

As of September 30, 2016, the Partnership had outstanding bank debt of $1,116.3 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.9%, a Norwegian Krone (NOK) bond of $162.8 million with a fixed rate of 6.485%, and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the NOK bond. As the US dollar depreciated against the NOK, the fair value of this bond in USD terms has increased whilst the swap liability has fallen. The total swap liability as at September 30, 2016, which also includes an interest rate swap element, was $69.9 million and the restricted cash securing this swap liability was $22.1 million.

Outlook

Less than 24 hours off-hire is expected for the fleet during 4Q 2016 and charterers of the Golar Igloo have given notice of the extension of the vessel's regas season until December 31, 2016. There are no drydocks planned for 4Q 2016 with the decision to take the Golar Grand out of layup still pending and the Golar Tundra will not commence operations until 2017. Operating expenses are expected to be slightly higher in 4Q, therefore operating earnings in 4Q are expected to be only slightly lower than 3Q.

The number of cargoes traded in 2016 has increased by approximately 60% compared to 2015. There are, today, clear signs that the shipping market is on a path to recovery and this should improve the Partnership's negotiating position in respect of the three LNG carriers that come off contract at the end of 2017, the Golar Grand, Golar Maria and the 60% owned Golar Mazo. It would also appear that this improvement in short-term sentiment is also encouraging charterers' interest in longer-term charters. The Partnership is continuing to actively pursue long-term charters for these vessels as carriers as well as potentially within FSU/FSRU projects.

The Partnership believes that the resetting of its incentive distributions rights with Golar will reduce the Partnership's cost of equity and better positions it to pursue strategic acquisitions and grow distribution capacity. The Partnership has entered into preliminary discussions with Golar regarding the potential acquisition of an interest in the FLNG unit, the Golar Hilli, which is on schedule to commence its 8 year contract with Perenco Cameroon by September 30, 2017. In the event the Partnership acquires an interest in the Golar Hilli, it is expected to add significantly to the Partnership's revenue backlog, reduce exposure to the existing time charters that run off at the end of 2017 and create opportunities to increase distributions thereafter.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

2Adjusted EBITDA: Earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

3 Net Debt is defined as short-term debt and current portion of long-term debt plus long-term debt plus obligations under capital leases less cash and cash equivalents less restricted cash.

4Annualized means the figure for the quarter multiplied by 4.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  statements about market trends in the floating storage unit (or FSU), floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;
  statements about Golar Partners' and Golar's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
  Golar Partners' ability to increase distributions and the amount of any such increase;
  Golar Partners' ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Tundra and FLNGV Hilli;
  our estimates of annual contracted revenues generated by the acquisition of the Golar Tundra;
  Golar Partners' anticipated growth strategies;
  statements about Golar Partners' cost of equity and cost of capital;
  the effect of the worldwide economic slowdown;
  turmoil in the global financial markets;
  fluctuations in currencies and interest rates;
  general market conditions, including fluctuations in charter hire rates and vessel values;
  changes in Golar Partners' operating expenses, including dry-docking and insurance costs and bunker prices;
  forecasts of Golar Partners' ability to make cash distributions on the units or any increases in cash distributions;
  Golar Partners' future financial condition or results of operations and future revenues and expenses;
  the repayment of debt and settling of interest rate swaps;
  Golar Partners' and Golar LNG Limited's ability to make additional borrowings and to access debt and equity markets;
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  the exercise of purchase options by the Partnership's charterers;
  Golar Partners' ability to maintain long-term relationships with major LNG traders;
  Golar Partners' ability to leverage Golar's relationships and reputation in the shipping industry;
  Golar Partners' ability to purchase vessels from Golar in the future;
  Golar Partners' continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
  Golar Partners' ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
  timely purchases and deliveries of newbuilding vessels;
  future purchase prices of newbuildings and secondhand vessels;
  Golar Partners' ability to compete successfully for future chartering and newbuilding opportunities;
  acceptance of a vessel by its charterer;
  termination dates and extensions of charters;
  the expected cost of, and Golar Partners' ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners' business;
  availability of skilled labor, vessel crews and management;
  Golar Partners' general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
  the anticipated taxation of Golar Partners and distributions to Golar Partners' unitholders;
  estimated future maintenance and replacement capital expenditures;
  Golar Partners' ability to retain key employees;
  customers' increasing emphasis on environmental and safety concerns;
  potential liability from any pending or future litigation;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  future sales of Golar Partners' securities in the public market;
  Golar Partners' business strategy and other plans and objectives for future operations; and
  other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/1c627a34-3968-4c52-bb3f-774cd059cfa9